                                                                      EXHIBIT 19

                          UNITED STATES DISTRICT COURT
                         CENTRAL DISTRICT OF CALIFORNIA


             NOTICE OF ASSIGNMENT TO UNITED STATES MAGISTRATE JUDGE
             ------------------------------------------------------


         Pursuant to the Local Rules Governing Duties of Magistrate Judges, the following Magistrate Judge has been designated to hear discovery motions for this case at the discretion of the assigned District Judge.

     / /  Robert N. Block (RNBx)          / /  Margaret A. Nagle (MANx)
     / /  Rosalyn M. Chapman (RCx)        / /  Arthur Nakazato (ANx)
     /X/  Elgin Edwards (EEx)             / /  Virginia A. Phillips (VAPx)
     / /  Charles F. Eick (Ex)            / /  Brian Q. Robbins (BQRx)
     / /  R.J. Groh, Jr. (JGx)            / /  Carolyn Turchin (CTx)
     / /  Stephen J. Hillman (SHx)        / /  Andrew J. Wistrich (AJWx)
     / /  Ann I. Jones (AIJx)             / /  Carla M. Woehrle (CWx)
     / /  James W. McMahon (Mcx)          / /  Ralph Zarefsky (RZx)


         Upon the filing of a discovery motion, the motion will be presented to the United States District Judge for consideration and may thereafter be referred to the Magistrate Judge for hearing and determination.

         The Magistrate Judge's initials should be used on all documents filed with the Court so that the case number reads as follows:

                                  SACV-97-1017
                                  ------------

--------------------------------------------------------------------------------

                                NOTICE TO COUNSEL
                                -----------------

                  A COPY OF THIS NOTICE MUST BE SERVED WITH THE
                  ---------------------------------------------
                          COMPLAINT ON ALL DEFENDANTS.
                          ----------------------------

--------------------------------------------------------------------------------
CV-18 (10/97)    NOTICE OF ASSIGNMENT TO UNITED STATES MAGISTRATE JUDGE

===============================================================================
                          United States District Court

                         CENTRAL DISTRICT OF CALIFORNIA
-------------------------------------------------------------------------------
KOLLMORGEN CORPORATION and
TORQUE CORPORATION,
                                                         SUMMONS IN A CIVIL CASE
                  Plaintiffs,
                V.                                       CASE NUMBER: CV-

                                                          SACV 97-1017 GLT (EEx)
PACIFIC SCIENTIFIC COMPANY, WALTER F.
BERAN, RALPH O. BRISCOE, LESTER "BUCK"
HILL, RALPH D. KETCHUM, WILLIAM A.
PRESTON, and MILLARD H. PRYOR, JR.,

                  Defendants.

         TO:
              THE ABOVE-NAMED DEFENDANTS



     YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY

JACULIN AARON (SBN 133983)                     JAMES P. TALLON (SBN 154035)
SHEARMAN & STERLING                            SHEARMAN & STERLING
777 So. Figueroa Street                        Citicorp Center
34th Floor                                     153 East 53rd Street
Los Angeles, CA  90017-5418                    New York, New York  10022-4676
Tel:  (213) 239-0300                           Tel:  (212) 848-4000

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.


SHERRI R. CARTER                               December 15, 1997
----------------                               -----------------
CLERK                                          DATE

JOSEPH JAMES [SEAL]
--------------------
(BY) DEPUTY CLERK

Jaculin Aaron (State Bar No. 133983)                      Filed
SHEARMAN & STERLING                                  97 DEC 15 AM 9:23

777 South Figueroa Street, 34th Floor             Clerk U.S. District Court
Los Angeles, California  90017-5418                 Central Dist. of Calif.
Tel: (213) 239-0300                                      Los Angeles
Fax: (213) 239-0381

         -and-                                      By:
                                                       ----------------------
James P. Tallon (State Bar No. 154035)
SHEARMAN & STERLING
Citicorp Center
153 East 53rd Street
New York, New York  10022-4676
Tel:  (212) 848-4000
Fax:  (212) 848-5252

Attorneys for Plaintiffs

                          UNITED STATES DISTRICT COURT

                CENTRAL DISTRICT OF CALIFORNIA, WESTERN DIVISION

KOLLMORGEN CORPORATION                     )
and TORQUE CORPORATION                     )       SACV 97-1017 GLT (EEx)
                                           )
         Plaintiffs,                       )                Case No. 97-Civ-_
                                           )
         v.                                )       COMPLAINT
                                           )       FOR DECLARATORY
PACIFIC SCIENTIFIC COMPANY,                )       AND INJUNCTIVE RELIEF
WALTER F. BERAN, RALPH O.                  )
BRISCOE, LESTER "BUCK"                     )
HILL, RALPH D. KETCHUM,                    )
WILLIAM A. PRESTON, and                    )
and MILLARD H. PRYOR, JR.                  )
                                           )
         Defendants.                       )
                                           )
-------------------------------------------

         Plaintiffs Kollmorgen Corporation ("Kollmorgen") and Torque Corporation ("Torque"), by their undersigned attorneys, and upon knowledge as to themselves and upon information and belief as to all other matters, allege as follows:

                             JURISDICTION AND VENUE
                             ----------------------

         1. This court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss. 1332 in that it is a dispute among citizens of different states and the matter in controversy exceeds the sum of $75,000, exclusive of interest and costs.

         2. Venue is proper in this district pursuant to 28 U.S.C.ss. 1391(a) and (c).

                              NATURE OF THE ACTION
                              --------------------

         3. During the second half of 1997, Kollmorgen has repeatedly presented Pacific Scientific Company ("Pacific Scientific") with a proposal for combining the two companies. Such a merger would create one of the world's leading suppliers of electronic motion control solutions -- one better positioned to compete globally and generate significant shareholder value -- in a transaction that offers a 33% premium for Pacific Scientific's current shareholders as well as a continuing significant equity interest in the combined company.

         4. In response to Kollmorgen's overtures, Pacific Scientific has flatly refused to negotiate the terms of the proposed business combination, even though the combination would realize substantial benefits for the shareholders of Pacific Scientific. There is only one possible explanation for the summary treatment Pacific Scientific has afforded this unique and compelling opportunity to enhance shareholder value: the desire of the Pacific Scientific Board of Directors (the "Board" or the "Director Defendants") and of management to perpetuate their current positions without regard for the best interests of the company's shareholders.

         5. Indeed, rather than permit Pacific Scientific's shareholders to decide for themselves how to respond to

Kollmorgen's offer, the Director Defendants have maintained structural takeover defenses, including a poison pill (the "Poison Pill") and Article Fifth of Pacific Scientific's Restated Articles of Incorporation ("Article 5"), a so-called "fair price" provision that is intended to preclude certain types of mergers. The Director Defendants are likely to implement additional defenses.

         6. Unless restrained, defendants will invoke various anti-takeover devices to prevent the successful completion of the contemplated merger between Kollmorgen and Pacific Scientific (the "Proposed Merger") and the concomitant benefits to the Pacific Scientific shareholders. Unless prevented from doing so by this Court, the Proposed Merger's substantial -- and irreplaceable -- value to Pacific Scientific's shareholders may be forever lost. As such, Kollmorgen and Torque bring this action against Pacific Scientific and the Director Defendants for injunctive and declaratory relief to prevent the defendants from delaying or impeding Kollmorgen's tender offer (the "Offer") and the Proposed Merger, through Pacific Scientific's anti-takeover devices or other defensive measures.

                                   THE PARTIES

                                   -----------

         7. Plaintiff Kollmorgen is a New York corporation whose principal place of business is located at 1601 Trapelo Road, Waltham, Massachusetts 02154. Kollmorgen is, among other things, one of the major worldwide manufacturers of high performance electronic motion control components and systems. Kollmorgen's products are manufactured and sold worldwide to the commercial & industrial and aerospace & defense markets. For the nine months ended September 30, 1997, Kollmorgen had revenues of $163,054,000; as of September 30, 1997, Kollmorgen had total assets of $142,144,000 and total common shareholders' equity of $41,911,000. Kollmorgen beneficially owns common stock of Pacific Scientific.

         8. Plaintiff Torque is a Delaware corporation whose principal place of business is located at 1601 Trapelo Road, Waltham, Massachusetts 02154. It is a wholly-owned subsidiary of Kollmorgen, was formed for the sole purpose of effecting the Offer and the Proposed Merger, and has not conducted any unrelated activities since its organization. Torque owns common stock of Pacific Scientific.

         9. Defendant Pacific Scientific is a California corporation whose principal place of business is located at 620 Newport Center Drive, Suite 700, Newport Beach, California 92660. Pacific Scientific is a manufacturer and seller of electrical equipment and safety equipment products. For the nine months ended September 26, 1997, Pacific Scientific had revenues of $227,744,000; as of September 26, 1997, Pacific Scientific had total assets of $220,800,000 and total shareholders' equity of $102,865,000.

         10. Defendant Lester "Buck" Hill ("Hill") is a citizen of California. Hill was elected a director, Chairman of the Board, President and Chief Executive Officer of Pacific Scientific in February 1997.

         11. Defendants Walter F. Beran ("Beran"), Ralph O. Brisco ("Briscoe"), Ralph D. Ketchum ("Ketchum"), William A. Preston ("Preston"), and Millard H. Pryor, Jr. ("Pryor") are currently directors of Pacific Scientific and have been directors of Pacific Scientific at all times relevant to this action. Upon information and belief, Beran, Briscoe and Preston are citizens of California. Also upon information and belief, Ketchum is a citizen of Ohio, and Pryor is a citizen of Connecticut. The Director Defendants all owe fiduciary duties to Pacific Scientific and its shareholders.

                               FACTUAL BACKGROUND
                               ------------------

A.       The Benefits of a Kollmorgen-Pacific Scientific Combination

         -----------------------------------------------------------

         12. As part of an ongoing effort to maximize value for its shareholders, Kollmorgen has proposed a business combination with Pacific Scientific.

         13. Analysis of the business combination shows that such a combination would produce compelling benefits for both companies. These opportunities include:

         (a) the creation of a leader in the high performance electronic motion control segment of the motors and controls industry;

         (b) a superior strategic and operational unit capitalizing on the complementary product lines and differing strengths of Kollmorgen and Pacific Scientific to provide products and support services globally;

         (c) the enhanced capability to tap foreign markets through the combined company's increased size and global scope, resulting in an expanded customer base and the ability to conduct more effective and cost-efficient global research and development, marketing, production and sourcing;

         (d) improved financial results for the combined companies through synergies achieved from cost savings and through additional revenues gained from global marketing and cross-selling efforts;

         (e) the benefit of Kollmorgen's successful management team; and

         (f) enhanced external and internal growth opportunities presented by the combined company's increased rate and scope and higher visibility in the business and financial communities.

B.       Kollmorgen's Proposals and Pacific Scientific's Rebuffs
         -------------------------------------------------------

         14. On or about July 18, 1997, after detailed review of the implications of a possible combination of the two companies, Gideon Argov, Kollmorgen's Chairman, President and Chief Executive Officer, telephoned defendant Hill, Pacific Scientific's Chairman, President and Chief Executive Officer, to suggest that they meet to discuss ways in which the companies might cooperate, and the possibility of merging Kollmorgen and Pacific Scientific.

         15. On August 1, 1997, Mr. Argov met with defendant Hill in Newport Beach, California. Mr. Argov discussed the two companies and the motion control industry with defendant Hill and proposed a merger of Kollmorgen and Pacific Scientific. Defendant Hill indicated that he needed more time to consider Mr. Argov's proposal. Mr. Argov and defendant Hill agreed to speak again within the next few weeks.

         16. On August 13, 1997, Mr. Argov telephoned defendant Hill to ask whether defendant Hill had considered Mr. Argov's proposal. Defendant Hill responded that he had but that he needed more time to do so. Mr. Argov agreed to call defendant Hill in early September.

         17. On September 15, 1997, Mr. Argov again telephoned defendant Hill to ask whether defendant Hill was prepared to discuss a possible business combination. Defendant Hill again responded that he was not ready to discuss a possible business combination. Mr. Argov and defendant Hill agreed to speak again on October 15 or 16.

         18. On October 15, 1997, Mr. Argov attempted to telephone defendant Hill, but defendant Hill did not return Mr. Argov's calls.

         19. On October 21, 1997, Mr. Argov telephoned defendant Hill and again proposed the commencement of discussions of a possible merger of Kollmorgen and Pacific Scientific. Defendant Hill responded that he had thought about Mr. Argov's suggestion and discussed it with the Director Defendants and had concluded that it would not be in the best interests of Pacific Scientific.

         20. On December 9, 1997, Mr. Argov telephoned defendant Hill to inform defendant Hill that Mr. Argov was authorized by the Kollmorgen Board of Directors to make a proposal to acquire Pacific Scientific, and that defendant Hill should expect to receive a letter from Mr. Argov making such a proposal. Mr. Argov reiterated Kollmorgen's belief that a combination of Pacific Scientific and Kollmorgen offered unsurpassed benefits to both companies' shareholders and expressed his hope that defendant Hill and the Pacific Scientific

Board would, once they had undertaken an informed review of Kollmorgen's proposal, support the proposed combination and open substantive discussions with Kollmorgen. Defendant Hill promised to telephone Mr. Argov with a response to the proposal on Friday, December 12, 1997. Following that telephone call, Mr. Argov sent to defendant Hill a letter outlining the contemplated terms of the Proposed Merger.

         21. On December 12, 1997, defendant Hill failed to telephone Mr. Argov as previously agreed. Mr. Argov attempted to reach defendant Hill by telephone without success. After the close of business on December 12, 1997, Mr. Argov received a terse three-sentence letter by telecopy from defendant Hill. Defendant Hill's abrupt letter did not include any indication of a willingness to negotiate a business combination with Kollmorgen.

         22. Kollmorgen was understandably surprised by Pacific Scientific's disregard of the opportunities presented by a business combination between the two companies -- this despite the clear and compelling benefits such a combination offered to Pacific Scientific and its shareholders.


         23. Rebuffed at every turn by the management of Pacific Scientific, which has, with the full support of the Director Defendants, failed adequately to consider the substantial opportunities presented by a proposed merger between Kollmorgen and Pacific Scientific, Kollmorgen was left with no alternative but to present its proposal directly to the shareholders of Pacific Scientific for their evaluation. This Kollmorgen accomplished by commencing the Offer through its subsidiary and by soliciting consents from Pacific Scientific's shareholders (the "Solicitation") to call a special meeting of shareholders.

C.       The Offer and the Proposed Merger
         ---------------------------------

         24. On December 15, 1997, Torque commenced a tender offer to acquire the number of Pacific Scientific Common Shares that, when added to the number of Pacific Scientific Common Shares owned by Kollmorgen and Torque, would constitute a majority of the Pacific Scientific Common Shares outstanding on a fully diluted basis. The Offer is being made to all holders of Pacific Scientific common shares at a price of $20.50 in cash per Pacific Scientific Common Share (the "Pacific Scientific Offer Price"), net to the seller in cash, representing a 33% premium to the market price of Pacific Scientific common stock on the last trading day before the announcement of the Offer. The Offer is conditioned, inter alia, on the valid tender of a majority of the outstanding shares on a fully diluted basis, the redemption or invalidation of the Poison Pill, and the approval of the Offer and the Proposed Merger for purposes of
Article 5 (if required).

         25. The Offer, is successful, will be followed by the Proposed Merger, by which Pacific Scientific will merge with Kollmorgen or a wholly-owned subsidiary of Kollmorgen. All Pacific Scientific Common Shares not held or owned by Kollmorgen, Torque or a wholly-owned subsidiary of Kollmorgen, or by shareholders exercising their dissenters' rights, if any, will be converted into the right to receive shares of Kollmorgen common stock with a value of $20.50 (i.e., the same value as the cash offer), subject to a collar. Kollmorgen has filed a Registration

Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") in connection with the Solicitation and the Proposed Merger.

         26. To facilitate the Offer and the Proposed Merger, Kollmorgen announced on December 15, 1997 its intention to solicit consents to call a special meeting of Pacific Scientific's shareholders (i) to remove the incumbent members of the Pacific Scientific Board, (ii) to nominate a slate of six directors for election to Pacific Scientific's Board (the "Kollmorgen Nominees"), and (iii) to repeal any Pacific Scientific bylaws that have not been filed with the SEC as of August 11, 1997, and any amendments that have been adopted after December 15, 1997. Subject to their fiduciary duties and if elected, it is expected that the Kollmorgen Nominees would amend the Poison Pill or redeem the rights to enable the consummation of the Proposed Merger, approve the Proposed Merger if required under Pacific Scientific's charter, and take all other actions necessary to remove any impediments to Pacific Scientific shareholders' ability to accept the Offer and consummate the Proposed Merger.

D.       Pacific Scientific's Anti-Takeover Measures
         -------------------------------------------

         27. Unless modified, Pacific Scientific's anti-takeover devices will interfere with the Offer and the Proposed Merger. Given the nature of the Offer and the Proposed Merger and their benefits to Pacific Scientific shareholders, Pacific Scientific should not be permitted to impede them by employing inappropriate defensive maneuvers. Nor should Pacific Scientific be permitted to impede or delay Kollmorgen's efforts to conduct its Solicitation, activities to which Kollmorgen has a right under California law.

    1.   The Poison Pill
         ---------------

         28. In 1988, Pacific Scientific's Board of Directors adopted the Poison Pill, which allows the Board to preclude consummation of any tender or exchange offer, even those, such as the Offer, that are fully priced, noncoercive and provide substantial benefits to Pacific Scientific shareholders. The Poison Pill was amended in 1990.

         29. The Board initially implemented the Poison Pill by declaring a dividend distribution of one right to each Pacific Scientific shareholder of record as of November 18, 1988 and on each such share issued thereafter (the "Right"). Each Right entitles the holder thereof to purchase from Pacific Scientific a unit consisting of one-hundredth of a share of Series A Pacific Scientific Junior Participating Preferred Stock, at an exercise price of $45 per share, subject to adjustment. The Rights expire on November 7, 1998.

         30. The Rights do not separate from Pacific Scientific's shares of common stock until the "Separation Time." The "Separation Time" is the earlier of twenty days following (i) the date on which a person (or its affiliates or associates) acquires, or obtains the right to acquire, beneficial ownership of 25% or more of the outstanding shares of common stock (the "Acquiring Person"), and (ii) the date of commencement by any person of, or public announcement of the intention of any person to commence, a tender or exchange offer for outstanding shares of

Common Stock that would result in such person owning beneficially 35% or more of the outstanding shares of Common Stock.

         31. After the Separation Time, each right entitles the holder (except the Acquiring Person and certain related entities, whose Rights will be disenfranchised) to buy $90 worth of Pacific Scientific stock for $45. This "flip-in" feature dilutes the Acquiring Person's holdings and increases the number of shares that the Acquiring Person would have to purchase in order to consummate a merger.

         32. In addition, if, after the Separation Time, Pacific Scientific has not redeemed the Rights, certain "triggering events" -- most significantly a merger in which Pacific Scientific is not the surviving corporation or its common stock is changed or exchanged -- would also entitle each holder of a Right to purchase $90 worth of the acquiring company's shares for $45 per right. This "flip-over" feature subjects the Acquiring Person to a half-price sale of its own stock, diluting the interest of its existing shareholders and impairing its capital structure.

         33. Due to the prohibitive costs the Poison Pill imposes on the Acquiring Person, any tender offer or exchange offer (such as the Offer) that would trigger the Rights cannot practically be consummated unless Pacific Scientific's Board redeems the Rights or amends the Poison Pill. Pacific Scientific's Board can redeem the rights at a redemption price of $0.01 per right or can amend the Poison Pill to make the Rights inapplicable to the Offer. Accordingly, simply by refusing to redeem or to amend the Poison Pill, Pacific Scientific's Board can block the Offer regardless of the interests of Pacific Scientific's shareholders. The triggering of the Poison Pill would be particularly unjustified given the premium price and fair structure of the Offer and the Proposed Merger. As applied here, the Poison Pill serves only one true purpose: entrenchment of the Director Defendants for their own personal gain and at the expense of their duty to act in the best interests of Pacific Scientific shareholders. A failure by Pacific Scientific and the Director Defendants to redeem the Rights or to amend the Poison Pill would be a breach of the Director Defendants' fiduciary duties because such failure will effectively hinder or prevent the shareholders of Pacific Scientific from exercising their fundamental rights under California law to determine the future of the company they own.

     2.    Article 5 of Pacific Scientific's Articles Of Incorporation
           -----------------------------------------------------------

         34. Article 5 of the Pacific Scientific's Articles of Incorporation imposes substantial restrictions on business combinations involving a party who becomes the beneficial owner of 5% or more of the voting power of Pacific Scientific (the "Acquiror"). Article 5 purports to prohibit a business combination between Pacific Scientific and an Acquiror unless: (i) the transaction is approved by at least two-thirds of all Pacific Scientific's voting shareholders, as well as by a majority of shares held by shareholders other than the Acquiror; (ii) the transaction is approved unanimously by the Board of Directors or by a majority of the Board of Directors prior to the acquisition by any person of beneficial ownership of 5% or more of Pacific Scientific Common Stock; or (iii) the Acquiror meets certain so-called "fair price" and procedural requirements.

         35. Given the premium price and fair structure of the Offer and the Proposed Merger, failure on the part of Pacific Scientific and the Director Defendants to approve the Offer and the Proposed Merger for purposes of Article 5 breaches their fiduciary duties. Such a failure effectively hinders or prevents the shareholders of Pacific Scientific from exercising their fundamental rights under California law to determine the future of the company they own, and instead serves only to entrench the Director Defendants.

                               DECLARATORY RELIEF
                               ------------------

         36. Pacific Scientific's anti-takeover devices, its rejection of Kollmorgen's previous attempts to negotiate a business combination, and its unwillingness to redeem the Rights, to amend the Poison Pill, or to take the necessary steps to approve the Offer and the Proposed Merger for purposes of
Article 5 demonstrate that there is a substantial controversy between the parties. Moreover, Pacific Scientific's unreasonable anti-takeover devices and other defensive measures will interfere with Kollmorgen's Offer and Solicitation. The adverse legal interests of the parties are real and immediate.

         37. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay as well as conserving judicial resources by avoiding piecemeal litigation.

                               IRREPARABLE INJURY
                               ------------------

         38. Pacific Scientific's unwillingness to redeem the

Rights or amend the Poison Pill, or to take the necessary steps to approve the Offer and the Proposed Merger for the purposes of Article 5, will hinder and potentially prevent Kollmorgen from proceeding with the Offer and the Proposed Merger. Should that occur, Kollmorgen will have lost the unique opportunity to acquire Pacific Scientific. The resulting injury to Kollmorgen will not be compensable in money damages and plaintiffs have no adequate remedy at law.

                                    COUNT ONE
                                    ---------
              (Declaratory and Injunctive Relief: The Poison Pill)

              ----------------------------------------------------

         39. Kollmorgen repeats and realleges each and every allegation set forth in paragraphs 1 through 38 as if fully set forth herein.

         40. The Director Defendants stand in a fiduciary relationship with Pacific Scientific's shareholders, including Kollmorgen and Torque. As fiduciaries, the Director Defendants owe the highest duties of care, loyalty and good faith.

         41. The Offer and the Proposed Merger are noncoercive, nondiscriminatory, and the holders of Pacific Scientific shares not purchased in the Offer will receive consideration of the same value in the Proposed Merger. The Offer and the Proposed Merger pose no threat to Pacific Scientific's corporate policy and effectiveness. The Offer and the Proposed Merger represent a substantial premium over the market price of Pacific Scientific stock prior to the public announcement of the Offer and the Proposed Merger.

         42. Failure of the Pacific Scientific Board to redeem the Rights or to amend the Poison Pill, or otherwise to make it inapplicable to the Offer and the Proposed Merger, is a severe and inappropriate response to the Offer and the Proposed Merger. In addition, failure of the Pacific Scientific Board to determine that the Offer and the Proposed Merger are fair to and in the best interests of Pacific Scientific and its shareholders constitutes a violation of the Director Defendants' fiduciary duties.

         43. Kollmorgen seeks: (i) a declaration that the failure to redeem the Rights or to otherwise amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger is a breach of fiduciary duty; and (ii) an injunction compelling Pacific Scientific and the Director Defendants to redeem the Rights or otherwise to amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger.

         44. Kollmorgen has no adequate remedy at law.

                                    COUNT TWO
                                    ---------

                 (Declaratory and Injunctive Relief: Article 5)

         45. Kollmorgen repeats and realleges each and every allegation set forth in paragraphs 1 through 44 as if fully set forth herein.

         46. The Offer and the Proposed Merger are noncoercive, nondiscriminatory, and the holders of Pacific Scientific shares not purchased in the Offer will receive consideration of the same value in the Proposed Merger. The Offer and the Proposed Merger pose no threat to Pacific Scientific's corporate policy and effectiveness. The Offer and the Proposed Merger represent a substantial premium over the market price of Pacific Scientific stock prior to the public announcement of the Offer and the Proposed Merger.

         47. Application of Article 5 to impede, delay, or prevent consummation of the Offer and the Proposed Merger is not proportionate to any threat posed by, or within the range of reasonable responses to, the Offer and the Proposed Merger, and violates the Director Defendants' fiduciary duties.

         48. Kollmorgen seeks: (i) a declaration that the application of Article 5 to impede, delay, or otherwise frustrate the Offer and the Proposed Merger is a breach of fiduciary duty; and (ii) an injunction compelling Pacific Scientific and the Director Defendants to approve the Offer and the Proposed Merger for purposes of Article 5.

         49. Kollmorgen has no adequate remedy at law.

                                   COUNT THREE
                                   -----------
                   (Injunctive Relief: No Defensive Measures)
                   ------------------------------------------

         50. Kollmorgen repeats and realleges each and every allegation set forth in paragraphs 1 through 49 as if fully set forth herein.

         51. The Offer and the Proposed Merger are noncoercive, nondiscriminatory, and the holders of Pacific Scientific shares not purchased in the Offer will receive consideration of the same value in the Proposed Merger. The Offer and the Proposed Merger pose no threat to Pacific Scientific's corporate policy and effectiveness. The Offer and the Proposed Merger represent a substantial premium over the market price of Pacific Scientific stock prior to the public announcement of the Offer and the Proposed Merger.

         52. The Offer and the Solicitation comply with all applicable laws, obligations and agreements, including the securities laws and any contractual and common law obligations that may be owed by Kollmorgen to Pacific Scientific.

         53. Adoption of any defensive measure or amendment of any existing defensive measure against the Offer, the Solicitation or the Proposed Merger that would have the effect of impeding the Offer, the Solicitation or the Proposed Merger or preventing a future Pacific Scientific Board from exercising its powers and fiduciary duties, would be a violation of California law and of the fiduciary duties of the current Board to Pacific Scientific shareholders.

         54. Kollmorgen seeks an injunction prohibiting any such defensive measure by Pacific Scientific and the Defendant Directors to thwart the Offer, the Solicitation and the Proposed Merger.


         55. Kollmorgen has no adequate remedy at law.

         WHEREFORE, Kollmorgen respectfully requests that the Court enter an order:

         a. declaring that failure to (i) redeem the Rights or to otherwise amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger, or (ii) approve the Offer and the Proposed Merger pursuant to Article 5 constitutes a breach of the Director Defendants' fiduciary duties;

         b. declaring that the Poison Pill is unenforceable as to the Offer and the Proposed Merger under California law;

         c. compelling Pacific Scientific and the Director Defendants to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Offer and the Proposed Merger, and enjoining Pacific Scientific and the Director Defendants from taking any action to utilize the Poison Pill to interfere with, impede or delay the consummation of the Offer, the Solicitation or the Proposed Merger;

         d. compelling Pacific Scientific and the Director Defendants to approve the Offer and the Proposed Merger for the purposes of Article 5, and enjoining Pacific Scientific and the Director Defendants from taking any action to enforce or apply Article 5 so as to interfere with, impede or delay the consummation of the Offer, the Solicitation or the Proposed Merger;

         e. enjoining Pacific Scientific and the Director Defendants from adopting or employing any defensive device or taking any steps to impede or interfere with the Offer, the Solicitation or the Proposed Merger;

         f. declaring that Pacific Scientific and the Director Defendants may not commence, and enjoining them from commencing, other judicial proceedings so as to delay or impede consummation of the Offer, the Solicitation or the Proposed Merger;

         g. granting damages for all incidental injuries suffered as a result of defendants' unlawful conduct;

         h. awarding Kollmorgen its costs and expenses in this action, including reasonably attorneys' fees; and

         i. granting such other and further relief as the Court deems just and proper.

Dated:  December 15, 1997

                                                /s/ Jaculin Aaron
                                                -----------------
                                                Jaculin Aaron
                                                (State Bar No. 133983)

                                                SHEARMAN & STERLING
                                                777 South Figueroa
                                                Street, 34th Floor
                                                Los Angeles,
                                                California 90017-
                                                Tel: (213) 239-0300
                                                Fax: (213) 239-0381

                                                Attorneys for Plaintiffs
                                                Kollmorgen Corporation and
                                                Torque Corporation

Of counsel:
James P. Tallon (State Bar No. 154035)
SHEARMAN & STERLING
Citicorp Center
153 East 53rd Street
New York, New York  10022-4676
Tel:  (212) 848-4000
Fax:  (212) 848-5252

                          UNITED STATES DISTRICT COURT
                         CENTRAL DISTRICT OF CALIFORNIA
                     CIVILITY AND PROFESSIONALISM GUIDELINES

                                    Preamble

In its purest form, law is simply a societal mechanism for achieving justice. As officers of the court, judges and lawyers have a duty to use the law for this purpose, for the good of the people. Even though "justice" is a lofty goal, one which is not always reached, when an individual becomes a member of the legal profession, he or she is bound to strive towards this end.

                        ... there is a growing sense that
                 lawyers regard their livelihood as a business,
                            rather than a profession.

     Unfortunately, many do not perceive that achieving justice is the function of law in society today. Among members of the public and lawyers themselves, there is a growing sense that lawyers regard their livelihood as a business, rather than a profession. Viewed in this manner, the lawyer may define his or her ultimate goal as "winning" any given case, by whatever means possible, at any cost, with little sense of whether justice is being served. This attitude manifests itself in an array of obstinate discovery tactics, refusals to accommodate the reasonable requests of opposing counsel re: dates, times, and places; and other needless, time-consuming conflicts between and among adversaries. This type of behavior tends to increase costs of litigation and often leads to the denial of justice.

     The Central District realizes that, while the majority of lawyers do not behave in the above-described manner, in recent years there has been a discernible erosion of civility and professionalism in our courts. This disturbing trend may have severe consequences if we do not act to reverse its course. Incivil behavior does not constitute effective advocacy; rather, it serves to increase litigation costs and fails to advance the client's lawful interests. Perhaps just as importantly, this type of behavior causes the public to lose faith in the legal profession and its ability to benefit society. For these reasons, we find that civility and professionalism among advocates, between lawyer and client, and between bench and bar are essential to the administration of justice.

     The following guidelines are designed to encourage us, the members of the bench and bar, to act towards each other, our clients, and the public with the dignity and civility that our profession demands. In formulating these guidelines, we have borrowed heavily from the efforts of others who have written similar codes for this same purpose. The Los Angeles County Bar Association Litigation Guidelines, guidelines issued by other county bar associations within the Central District, the Standards for Professional Conduct within the Seventh Federal Judicial Circuit, and the Texas Lawyer's Creed all provide excellent models for professional behavior in the law.

     We expect that judges and lawyers will voluntarily adhere to these standards as part of a mutual commitment to the elevation of the level of practice in our courts. These guidelines shall not be used as a basis for litigation or for sanctions or penalties.

     Nothing in these guidelines supersedes or modifies the existing Local Rules of the Central District, nor do they alter existing standards of conduct wherein lawyer negligence may be determined and/or examined.

                                  I. Guidelines

A.   Lawyers' Duties to Their Clients

1. We will practice our profession with a continuing awareness that our role is to advance the legitimate interests of our clients. We will endeavor to achieve our clients' lawful objectives in legal transactions and in litigation as quickly and economically as possible.

2. We will be loyal and committed to our clients' lawful objectives, but we will not permit that loyalty and commitment to interfere with our duty to provide objective and independent advice.

3. We will advise our clients that civility and courtesy are expected and are not a sign of weakness.

4. We will treat adverse parties and witnesses with fairness and due consideration. A client has not right to demand that we act in an abusive manner or indulge in any offensive conduct.

5.   We will advise our clients that we will not pursue conduct that is intended primarily to harass or drain the financial resources of the opposing party.

6. We will advise our clients that we reserve the right to determine whether to grant accommodations to opposing counsel in all matters that do not adversely affect our clients' lawful objectives. Clients have no right to instruct us to refuse reasonable requests made by other counsel.

7. We will advise our clients regarding availability of mediation, arbitration, and other alternative meth-ods of resolving and settling disputes.

8. We will advise our clients of the contents of this creed when undertaking representation.


B.   Lawyers' Duties to Other Counsel

1.   Communications with Adversaries

a. We will adhere to all express promises and to agreements with other counsel, whether oral or in writing, and will adhere in good faith to all agreements implied by the circumstances or local customs.

b. When we reach and oral understanding on a proposed agreement or a stipulation and decide to commit it to writing, the drafter will endeavor in good faith to state the oral understanding accurately and completely. The drafter will provide the other counsel with the opportunity to review the writing. As drafts are exchanged between or among counsel, changes from prior drafts will be identified in the draft or otherwise explicitly brought to the attention of other counsel. We will not include in a draft matters to which there has been no agreement without explicitly advising other counsel in writing of the addition.

c. We will not write letters for the purpose of ascribing to opposing counsel a position he or she has not taken, or to create "a record" of events that have not occurred. Letters intended only to make a record should be used sparingly and only when thought to be necessary under all of the circumstances. Unless specifically permitted or invited by the court, letters between counsel should not be sent to judges.


2.   Scheduling Issues

a. We will not use any form of discovery or discovery scheduling as a means of harassment.

b. We will consult other counsel regarding scheduling matters in a good faith effort to avoid scheduling conflicts.

c. We will endeavor to accommodate previously scheduled dates for hearings, depositions, meetings, conferences, vacations, seminars, or other functions that produce good faith calendar conflicts on the part of other counsel, where it is possible to do so without prejudicing the client's rights. If we have been given an accommodation because of a calendar conflict, we will notify those who have accommodated us as soon as the conflict has been removed.

d. We will notify other counsel and, if appropriate, the court or other persons, at the earliest possible time when hearings, depositions, meetings, or conferences are to be canceled or postponed. Early notice avoids unnecessary travel and expense of counsel and may enable the court to use the previously reserved time for other matters.

e. Unless time is of the essence, as a matter of courtesy we will grant first requests for reasonable extensions of time to respond to litigation deadlines. After a first extension, any additional requests for time will be considered by balancing the need for expedition against the deference one should ordinarily give to an opponent's schedule of personal and professional engagements, the reasonableness of the length of extension requested, the opponent's willingness to grant reciprocal extensions, the time actually needed for the task, and whether it is likely a court would grant the extension if asked to do so.

f. We will not request an extension of time solely for the purpose of unjustified delay or to obtain a tactical advantage.

g. We will not attach to extensions unfair and extraneous conditions. We may impose conditions for the purpose of preserving rights that an extension might jeopardize, or for seeking reciprocal scheduling concessions. We will not, by granting extensions, seek to preclude an opponent's substantive rights, such as his or her right to move against a complaint.


3.   Service of Papers

a. We will not time the filing or service of motions or pleadings in any way that unfairly limits another party's opportunity to respond.

b. We will not serve papers sufficiently close to a court appearance so as to inhibit the ability of opposing counsel to prepare for that appearance or, where permitted by law, to respond to the papers.

c. We will not serve papers in order to take advantage of an opponent's known absence from the office or at a time or in a manner designed to inconvenience an adversary, such as late on a Friday afternoon or the day preceding a secular or religious holiday.

d. When it is likely that service by mail, even when allowed, will prejudice the opposing party, we will effect service personally or by facsimile transmission.


4.   Depositions

a.   We will take depositions only when actually needed to ascertain facts or information or to perpetuate testimony. We will not take depositions for the purpose of harassment or to increase litigation expense.

b. We will not engage in any conduct during a deposition that would be inappropriate in the presence of a judge.

c. During depositions we will ask only those questions we reasonably believe are necessary for the prosecution or defense of an action. We will not inquire into a deponent's personal affairs or questions a deponent's integrity where such inquiry is irrelevant to the subject matter of the deposition. We will refrain from repetitive or argumentative questions or those asked solely for purposes of harassment.

d. When defending a deposition, we will limit objections to those that are well founded and necessary to protect our client's interests. We recognize that most objections are preserved and need be interposed only when the form of a question is defective or privileged information is sought.

e. When a question is pending, we will not, through objections or otherwise, coach the deponent or suggest answers.

f. We will not direct a deponent to refuse to answer questions unless they seek privileged information or are manifestly irrelevant or calculated to harass.

g. When we obtain documents pursuant to a deposition subpoena, we will make copies of the documents available to opposing counsel at his or her expense, even if the deposition is canceled or adjourned.


5.   Document Demands

a. We will carefully craft document production requests so they are limited to those documents we reasonably believe are necessary for the prosecution or defense of an action. We will not design production requests to harass or embarrass a party or witness or to impose an undue burden or expense in responding.

b. We will respond to document requests in a timely and reasonable manner and not strain to interpret the request in an artificially restrictive manner to avoid disclosure of relevant and non-privileged documents.

c. We will withhold documents on the grounds of privilege only where it is appropriate to do so.

d. We will not produce documents in a disorganized or unintelligible manner, or in a way designed to hide or obscure the existence of particular documents.

e.   We will not delay document production to prevent opposing counsel from inspecting documents prior to scheduled depositions or for any other tactical reason.


6.   Interrogatories

a. We will carefully craft interrogatories so that they are limited to those matters we reasonably believe are necessary for the prosecution or defense of an action, and we will not design them to harass or place an undue burden or expense on a party.

b. We will respond to interrogatories in a timely and reasonable manner and will not strain to interpret them in an artificially restrictive manner to avoid disclosure of relevant and non-privileged information.

c. We will base our interrogatory objections on a good faith belief in their merit and not for the purpose of withholding or delaying the disclosure of relevant information. If an interrogatory is objectionable in part, we will answer the unobjectionable part.


7.   Settlement and Alternative Dispute Resolution

a. Except where there are strong and overriding issues of principle, we will raise and explore the issue of settlement in every case as soon as enough is known about the case to make settlement discussion meaningful.

b. We will not falsely hold out the possibility of settlement as a means for adjourning discovery or delaying trial.

c. In every case, we will consider whether the client's interest could be adequately served and the controversy more expeditiously and economically disposed of by arbitration, mediation, or other forms of alternative dispute resolution.


8. Written Submissions to a Court, Including Briefs, Memoranda, Affidavits, Declarations, and Proposed Orders

a. Before filing a motion with the court, we will engage in more than a mere pro forma discussion of its purpose in an effort to resolve the issue with opposing counsel.

b.   We will not force our adversary to make a motion and then not oppose it.

c. In submitting briefs or memoranda of points and authorities to the court, we will not relay on facts that are not properly part of the record. We may present historical, economic or sociological data, if such data appears in or is derived from generally available sources.

d. In civil actions, we will stipulate to relevant matters if they are undisputed and if no good faith advocacy basis exists for not stipulating.

e. Unless directly and necessarily in issue, we will not disparage the intelligence, morals, integrity, or personal behavior of our adversaries before the court, either in written submissions or oral presentations.

f. We will not, absent good cause, attribute bad motives or improper conduct to other counsel or bring the profession into disrepute by unfounded accusations of impropriety.

g. We will not move for court sanctions against opposing counsel without first conducting a reasonable investigation and unless fully justified by the circumstances and necessary to protect our client's lawful interests.

h. We will not cause any default or dismissal to be entered without first notifying opposing counsel, when we know his or her identity.

i. When a draft order is to be prepared by counsel to reflect a court ruling, we will draft an order that accurately and completely reflects the court's ruling. We will promptly prepare and submit a proposed order to other counsel and attempt to reconcile any differences before the draft order is presented to the court.


9.   Ex Parte Communications With the Court

a. We will avoid ex parte communication on the substance of a pending case with a judge (or his or her law clerk) before whom such case is pending.

b. Even where applicable laws or rules permit an ex parte application or communication to the court, before making such an application or communication we will make diligent efforts to notify the opposing party or his or her attorney. We will make reasonable efforts to accommodate the schedule of such attorneys, so that the opposing party may be represented on the application.

c. Where the rules permit an ex parte application or communication to the court in an emergency situation, we will make such an application or communication only where there is a bona fide emergency such that the lawyer's client will be seriously prejudiced by a failure to make the application or communication on regular notice.


C.   Lawyers' Duties to the Court

1. We will speak and write civilly and respectfully in all communications with the court.

2. We will be punctual and prepared for all court appearances so that all hearings, conferences, and trials may commence on time; if delayed, we will notify the court and counsel, if possible.

3.   We will be considerate of the time constraints and pressures on the court and court staff inherent in their efforts to administer justice.

4. We will not engage in any conduct that brings disorder or disruption to the courtroom. We will advise our clients and witnesses appearing in court of the proper conduct expected and required there and, to the best of our ability, prevent our clients and witnesses from creating disorder or disruption.

5. We will not write letters to the court in connection with a pending action, unless invited or permitted by the court.

6. Before dates for hearing or trials are set, or if that is not feasible, immediately after such date has been set, we will attempt to verify the availability of necessary participants and witnesses so we can promptly notify the court of any likely problems.

7. We will act and speak civilly to court marshals, court clerks, court reporters, secretaries, and law clerks with an awareness that they, too, are an integral part of the judicial system.


D.   Judges' Duties to Others

1. We will be courteous, respectful, and civil to the attorneys, parties, and witnesses who appear before us. Furthermore, we will use our authority to ensure that all of the attorneys, parties, and witnesses appearing in our courtrooms conduct themselves in a civil manner.

2. We will do our best to ensure that court personnel act civilly toward attorneys, parties and witnesses.

3. We will not employ abusive, demeaning, or humiliating language in opinions or in written or oral communications with attorneys, parties, or witnesses.

4.   We will be punctual in convening all hearings, meetings, and conferences.

5. We will make reasonable efforts to decide promptly all matters presented to us for decision.

6. While endeavoring to resolve disputes efficiently, we will be aware of the time constraints and pressures imposed on attorneys by the exigencies of litigation practice.

7. Above all, we will remember that the court is the servant of the people, and we will approach our duties in this fashion.

                                NOTICE TO COUNSEL
                                -----------------

THE COURT HAS DIRECTED THAT THE FOLLOWING RULES BE SPECIFICALLY CALLED TO YOUR ATTENTION.


         I.   Continuing Obligations to Report Related Cases (Local Rule 4)

         II.  Service of Papers and Process (Local Rule 5)

         III. Notice of Right to Consent to disposition of a Civil Case by a United States Magistrate Judge [28 U.S.C. ss. 636 (c) and General Order 194-G].

I.  CONTINUING OBLIGATION TO REPORT RELATED CASES
    ---------------------------------------------

         Parties are under the continuing obligation to promptly advise the Court whenever one or more civil actions or proceedings previously commenced and one or more currently filed appear to be related.

         Local Rule 4.3.3 provides: "It shall be the continuing duty of the attorney in any case promptly to bring to the attention of the court, by the filing of a Notice of Related Case(s) pursuant to Local Rule 4.3.1, all facts which in the opinion of the attorney or party appear relevant to a determination whether such action and one or more pending actions should, under the criteria and procedures set forth in Local Rule 4.3, be heard by the same judge."

         Local Rule 4.2.1. provides: "It is not permissible to dismiss and thereafter refile an action for the purpose of obtaining a different judge." Whenever an action is dismissed before judgment and thereafter the same or essentially the same action is refiled, the latter action shall be assigned to the judge to whom the first action was assigned. It shall be the continuing duty of every attorney or party appearing in such a refiled action promptly to bring the prior action to the attention of the Clerk in writing by so noting on the civil cover sheet or by filing a separate notice of related case.


II.      SERVICE OF PAPERS AND PROCESS
         -----------------------------

         Local Rule 5.4 provides: "Except as otherwise provided by order of Court, or when required by the treaties or statutes of the United States, process shall not be presented to a United States Marshal for Service." Service of process must be accomplished in accordance with Rule 4 of the Federal Rules of Civil Procedure or in any manner provided by State Law, when applicable. Service upon the United States, an officer or agency thereof, shall be served pursuant to the provisions of FRCP 4(i). Service should be promptly made; unreasonable delay may result in dismissal of the action under Local Rule 12 and Rule 4(m) of the Federal Rules of Civil Procedure. Proof of service or a waiver of service of summons and complaint must be filed with the court.



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CV-20 (11/96)                  NOTICE OF COUNSEL

III.     NOTICE OF RIGHT TO CONSENT TO DISPOSITION OF A CIVIL CASE BY A UNITED
         ----------------------------------------------------------------------
STATES MAGISTRATE JUDGE
-----------------------

         PURSUANT TO GENERAL ORDER 194-G, THIS NOTICE MUST BE SERVED WITH THE SUMMONS OR WAIVER OR SERVICE OF SUMMONS AND COMPLIANT ON ALL DEFENDANTS.

         In accordance with the provisions of 28 U.S.C. ss. 636(c), you are hereby notified that the full-time United States Magistrate Judges of this District Court, in addition to their other duties, may, upon the consent of all parties to their civil case, conduct any and all proceedings in a civil case, including a jury or non-jury trial, and order the entry of a final judgment. Copies of appropriate consent forms for this purpose (Form number CV-11) are available from the Clerk of Court.

         Since Magistrate Judges do not handle felony criminal trials, civil trial dates are not at risk of being preempted by a criminal trial, which normally has priority. Further, in some cases the Magistrate Judge may be able to assign an earlier trial date than a District Judge. There may be other advantages and disadvantages which you will want to consider.

         Your decision to consent or not to consent to the disposition of your case by a United States Magistrate Judge is entirely voluntary and should be communicated solely to the clerk by submitting a form CV-11 after it has been signed by all the parties. Please note that the United States District Court Judge must approve the consent if it is submitted after the pretrial conference.

         With the exception noted below, the parties may stipulate to the designation of a specific Magistrate Judge to conduct all further proceedings. A space is provided on the consent form for use by parties if they desire to stipulate to a specific Magistrate Judge; otherwise, a Magistrate Judge will be selected at random.

NOTE: The parties may not stipulate to the designation of a specific Magistrate Judge in a case which has already been assigned to a Magistrate Judge for a report and recommendation. If the case has been so assigned, it shall remain assigned to the same Magistrate Judge. (General Order 194-G, and Local Rule 6.6.04.01).

         Any appeal from a judgment of the Magistrate Judge shall be taken to the United States Court of Appeals in the same manner as an appeal from any other judgment of the district court in accordance with 28 U.S.C. ss. 636(c)(3).

                       CLERK, UNITED STATE DISTRICT COURT
                         CENTRAL DISTRICT OF CALIFORNIA

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CV-20 (11/96)                  NOTICE OF COUNSEL